Filed by Gart Sports Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Sports Authority, Inc.
Commission File No: 001-013426

THE FOLLOWING IS A TRANSCRIPT OF GART SPORTS COMPANY'S
FIRST QUARTER FISCAL 2003 CONFERENCE CALL HELD ON MAY 22, 2003:

Final Transcript

Gart Sports Company
1st Quarter Fiscal 2003 Earnings
May 22, 2003

        Operator:    Good morning, Ladies and Gentlemen, and thank you for standing by. Welcome to the Gart Sports Company 1st Quarter Fiscal 2003 conference call. At this time all participants are in a listen-only mode. Following the presentation we will conduct a question and answer session at which time instructions will be provided to you to queue for questions. If anyone has difficulties hearing the conference, please press star, zero, for operator assistance at any time.

        I will now turn the conference over to Mr. Brendan Frey with Integrated Corporate Relations. Sir, you may begin.

        Brendan Frey:    Thank you, Holly, and good morning to everyone participating in today's conference call to review Gart Sports 1st Quarter Fiscal 2003 financial results. A rebroadcast of today's call will archived within the Investor Relations section of the Gart Sports website until June 5th.

        I would like to remind everyone that the cautionary language associated with any forward-looking statements made during today's call is included at the end of today's news release.

        I would now like to turn the call over to Doug Morton, Chairman, President, and Chief Executive Officer of Gart Sports and Tom Henderson, the company's Executive Vice President and Chief Financial Officer. Doug, please go ahead.

        Doug Morton:    Thank you. Good morning everyone. Thanks for joining the call. We're very happy you could join the call this morning to review our results for the first quarter of 2003. I'll make some initial comments as has been our normal practice, and then I'll turn the time over to Tom for more in-depth review of the company's financial performance during the quarter, and finally I'll review our rationale again for merging with the Sports Authority, which we're very excited about. Things are proceeding well.

        As we indicated on our release of May 9th, 2003, we had revised guidance for the first quarter on a fully diluted basis to between 31 and 34 cents including a one-time positive pick up in earnings of 16 cents a share. The guidance for normalized EPS was 15 to 18 cents including the net impact of one-time benefits. Tom will go into more detail regarding the one-time events when he reviews financials, but I'm pleased to report that we ended up on the high end of this range at 18 cents per share. We delivered improved gross margin performance during the quarter, and I'll talk a little bit about the reasons for that, but it really related to us actually reducing promotional activity during the quarter because we felt like the consumer just wasn't responding. We also were able to maintain tight controls over our expense lines and actually produced a very slight de-leveraging in the SG&A line with what was a fairly significant decline in comp store sales.

        Additionally we managed our inventories well through the quarter and actually reduced inventories on a per square foot basis by 1.3% as compared to last year at the end of Q1. And more than that I feel great about our inventory position in terms of clean and ready to go into the spring season. We are not burdened with aged product and are actually in very good shape to go forward.

        As previously reported, like many other retailers, we experienced a difficult top line during the quarter. We think there are a lot of reasons for it. Some of them were the Olympics. Some of them were the war and large impacts of weather on our business. Our sales results in February were negatively impacted by the comparison to last year's winter Olympic business in Salt Lake. We did guide the street to a negative comp performance in February as a result of the Olympic impact on Utah and Colorado, however, nevertheless, our top ended down at 8 1/4. Our sales in Colorado in March were negatively impacted by the largest snowstorm in over ninety years. In fact, Colorado, which during that time period is our largest volume market, was basically shut down for the better part of a week with over five feet of snow in the metro Denver area, people dealing with roofs that were ready collapse, and inability to move around the marketplace. While our regions typically benefit from large snowstorms, they don't benefit from snowstorms when people can't get out of their homes for days on end, and it significantly impacted our business both for the days that we were closed and for the spring merchandise businesses which should have been doing well during that time period. For example, baseball—which that would have been the start of the season in Colorado—was a very difficult business and began strongly in California as it migrated to the mid-west during the poor weather season. It was impacted very, very significantly, and baseball is almost 10% of our total revenues during the quarter. In addition, our cleat business, which is related to the baseball business and soccer business, was negatively impacted, and our bicycle business was also very soft.

        Probably the most significant impact on the business during the quarter was footwear sales, where we had strategically chosen to discontinue the buy one-get one efforts that we'd done in the past. We felt like it was beginning to deliver negative gross margin dollars even though there was some top line impact on the company, and as a result our gross margins impact rose significantly in the footwear categories, but we had a very negative impact on the top line.

        Unlike many other retailers, we were expecting a strong April, with the shift of Easter from March to April, and frankly, Easter didn't happen. We were very disappointed in the pickup in the Easter business, and for whatever reason, the consumer just didn't seem to be out in the marketplace, so through a combination of reasons, we think weather, some changes in our business strategy, we in fact spent reduced gross advertising dollars during the quarter for two things. One is we've stopped the bogo effort and the second one is as we got into April, we really realized that we were wasting money and discontinued two promotional efforts during the month of April that we had previously planned.

        As also indicated at our May 9th pre-announcement, we revised our sales and earnings guidance to be flat with the prior year during the second quarter of 2003. While our current sales trends have improved significantly, and in fact look reasonably good. We believe it's an appropriate time to adopt a more conservative outlook on the second quarter. The biggest difference that I see currently in sales trends is frankly, a lack of volatility. They're very consistent, appear to be very predictable, and have improved significantly over our trends in Q1. However, we believe the sluggish economy, lack of outlook on what may happen with outside impacts into the US economy from war and terrorism cause us to be more conservative about our view on Q2.

        Last year, however, was impacted significantly in our business during the latter part of May and June by the fires in Colorado, the drought in the West, and we don't expect those things to impact the business going forward. In fact, our fishing and camping businesses were down nearly 13% during June and July last year. It had a very significant impact on the quarter, and while we're taking a more optimistic view on those categories, there are things on the horizon we're not able to control and really not able to predict at this time.

        We are taking a more aggressive approach from a promotional standpoint during the quarter and actually taking some of the money that we didn't invest in Q1 and reinvesting it in Q2. We are getting returns from our marketing efforts today. The consumers do seem to be back in the marketplace, and I, for one, am much more excited about our business in Q2 and how the consumer's reacting to the advertising efforts. So we're going to ramp up advertising during the quarter, strategically placed around Father's Day and Memorial Day and we see good things ahead from those efforts.

        Many of the important spring categories were delayed as we... in terms of start times, that we moved out of the first quarter into the second quarter, but today we have favorable trends in baseball, cleats, exercise, and golf. Our exercise business started off very strongly for the second quarter, driven in part by the home gym business. It's actually the one area in large ticket that seems to be very, very vibrant right now.

        So, in summary, we're only three weeks into the quarter. It's a very important second quarter for us. It's one of our most productive in terms of a bottom line, and I think it's difficult to predict. Memorial Day's this weekend. We're seeing strong business trends as we move towards that key weekend for the beginning of summer, and the weather patterns in many of our markets seem to have stabilized and businesses continuing to improve dramatically.

        So before I turn the time over to Tom, I'll give you an update on where we're at with the proposed merger with The Sports Authority. As previously announced, we've received federal trade commission approval about a month and a half ago. We remain confident that this merger will produce significant bottom line synergies for our shareholders, and as we move through the process of integration, planning, and more exploration into the opportunities for synergies, I am even more confident of the value creation that's possible out of this process. We've begun weekly integration meetings with quarterbacks from both sides of the company to define the operating strategies and structure of the business, and to continue to focus on what the synergies are on in the business and how we see them flowing through the business. I'm very excited about the prospects and the project. We do expect to close some time during the latter part of the second quarter or early third quarter. Those views haven't changed, and as we get through the process of just understanding the synergies and the value creation here, we're finding more things than we expected, so what you should expect from us is sometime after we close, we'll issue guidance on the balance of the year as we see how the companies will integrate and what the model will look like during the balance of 2003. Once again, I'm very excited about that merger. It has all of the bumps in the road that any of large transactions could have, but we think because of the common synergies and some of the common operating practices that those synergies or some of those bumps may be mitigated somewhat. I'm also very excited to have some of the key people from The Sports Authority join the company. I think we're going to end up with a wonderful team and maybe the best team in the sporting goods retail business here in Denver when we get finished.

        With that I'll turn the time over to Tom to go through the company's financials, and then I'll wrap up the formal part of the presentation with a few comments about other things in the business and we'll take questions when we completed with that. Thank you.

        Tom Hendrickson:    Well, thank you Doug, and good morning everybody. Just as one follow up comment to what Doug was talking about with The Sports Authority merger, I will just tell you that we've also engaged a third party independent consulting group to help us stay committed to this merger of equals and stay committed to really getting best practices, so our approach in this transaction, just to give one more time to hammer this home, is not just best practices between the two companies, but the best practices in retail, so we're thoroughly examining everything we can examine to make sure we are in fact getting... we're going to make this the best company going forward.

        Again, just now to walk through the P&L in detail again in the first quarter, you can see there were a couple of unusual items that hit the quarter, so again, when we reported the results, we talk about a 34 cent fully diluted earnings per share for the quarter, but again, that included about a 16 cent favorable P&L impact due to two different non-recurring items which we'll talk about in a second. And excluding those two items for the quarter, the actual normalized number was 18 cents a share, which was on the high end of the range that we gave you on the 9th of May. In terms of total sales again for the first quarter, they decreased about 7%, 6.8%, to 228 million versus 245 million last year, and really the driver there was the comp sales being down 8.8%, which really has to do with everything Doug kind of went over earlier. The reportable gross profit for the quarter, which includes again some fixed cost for distribution center, buying and store occupancy costs, was 57.6 million for the quarter, or 25.2% and again that was ten bips higher than the 25.1% rate delivered last year in the first quarter, and at the end of the day, I feel very, very strong about that because again, we drove that gross margin performance was strong... merchandise margins and with a strong shrinkage rate during the quarter. So if you add those two together, and you offset really those fixed cost de-leverage with the negative sales, I was fairly amazed to see that in fact we beat the prior year rate by ten bips.

        Selling and general administration expense dollars for the quarter were 51.9 million, or 22.7% of sales, and again that was about 2.7 million dollars less than the prior year. We took a fairly aggressive approach to a lot of the variable expenses in the quarter, as again, you could imagine come out of February with comps up against the Salt Lake Winter Olympics the prior year one to make sure we were okay from a profitability standpoint, and then just to piggyback on that was really the reduction of about a million dollars of gross advertising spent in the quarter when we saw that really the customer traffic with the weather we were having, really wasn't coming in.

        Pre-opening costs during the quarter were 96 thousand dollars, not a big number, but it really represents the very initial costs of about five stores that we're planning to open in the second quarter. We'll get into that a little bit more, but in fact we've got fifteen stores on the plate for this year, and again five opening in the second quarter. Our cost per store in pre-opening again should stay pretty close to the 125 thousand that's been built into the model.

        Operating income for the quarter was 5.6 million versus 6.7 million. You can imagine most of that being driven by the comp decrease because again the margin was up, and expenses, I think, were about as well controlled as they could have been. Interest expense was a good story—good news story for the quarter—was about 2 million dollars, which was about almost 700 thousand dollars less than last year's 2.7. Part of that, I would say, it's almost split half and half between rate and borrowing levels, but again it's been a good news number for us and would continue to be that way.

        Other income for the quarter was 541 thousand. Again if you look at the press release, what you'd see on there is that that included the 373 thousand dollar net settlement from those two unusual items. One was the settlement of the Rite Aid tax dispute that we've had with the IRS that goes back a number of years and probably was one of the biggest unknown "contingent" kind of liabilities that we had left on our balance sheet, and in fact we resolved it and resolved it very favorably, and I think we're very pleased to finally have this thing behind us. And the second part of this was the expected settlement of the wage and hour lawsuit in California. So the good news, again if you look at our K's and our Q's and you look at one of the most, probably, the biggest open items we have out there, these were the two items, and the nice thing is that at the end of the day, they resolved themselves, and at the end of the day it results in about 373 thousand dollars worth of good news for us in the quarter, and then on top of that, you'll see that when you look at the income tax number for the quarter, instead of having an income tax expense, we actually had an income tax benefit. So when you walk down the numbers, between the income tax benefit and the 373 thousand dollar net gain that we got from the two unusual items, it was about 16 cents worth of good news in the quarter. And again, net income, when you look at the P&L for the quarter, was 4.2 million against the 2.6 last year. On a normalized basis it was about 2.3 million. Again earnings per share 34 cents, normalized 22 against, or excuse me, 18 versus last years 22.

        When you walk through the Balance Sheet, what you'll see is inventories again at the end of the quarter were 363 and the real key is the number versus last year at the same time was about 354. So again, this is really a lot of this has to do with the new square footage we have from the new stores, because on an inventories per square foot basis, inventories are actually down 1.3% versus the prior year at the same time, and I'm pretty pleased with that considering again the comp decrease we had in the quarter. Again the danger being that inventory could have built and they didn't.

        Year to date capital expenditures are about 11 million dollars. We look to spend this year about 32 million dollars. Our depreciation-amortization for the year we look to be about 25 million. And again the big reason for... we've historically been spending in the mid-twenties in terms of capital. The reason for that increase in this year is... the story there is the fifteen new stores that we're looking to open in "03. We're very much on target for those stores. It looks like in the second quarter we'll have five that'll open. We'll have two in the third quarter, and we'll have eight in the fourth. And again, when you look at the markets, all solid markets for us, so we're pretty excited about how these stores are going to open.

        Accounts payable for the quarter was 140.4 million and again that percent is a percent of inventory was just about 39%. It was 38.6%, a little lower than last year's payables percent to inventory at the same time, but more in line with what historical rates had been for the couple years prior to that, so again, pretty solid.

        Bank debt at the end of the quarter was 162.7 million versus again for the company at the same time last year almost 195, so again we feel very good with where we see that number, and again, just an update on the NOL's. We did in fact use some NOL's to solve this Rite-Aid tax issue, but what it really did still is it leaves us coming into this year with about 37 million dollars of NOL still to use in 2003, and the good news there again continues to be that that is basically saying the first 37 million dollars of income that we make this year, we won't be paying taxes on, which from a cash flow standpoint, very good news. And at the end of the day, the debt to capital for the quarter was about 44% and at the end of the first quarter last year, it was almost 58. So again, from a Balance Sheet standpoint, I feel pretty good about where we're at.

        Again, the top line being the toughest, to Doug's point, we really see the trends having changed—I would say more recently, in about the last eleven days—so we remain cautiously optimistically about how we enter into this second quarter, and we'll see how things go.

        So at this point, I guess what we would do is we'll open it up for questions and answers.

        Operator:    Thank you sir. The floor is now open for questions. If you do have a question, please press the numbers 1, followed by 4, on your touchtone phone. To remove yourself from the queue, please dial the pound sign. We do ask that while you pose your question that you please pick up the handset to provide optimum sound quality. Once again, ladies and gentlemen, that is 1, followed by 4. Please hold while we poll for questions.

        Thank you. Our first question is coming from Rick Nelson of Stephens.

        Rick Nelson:    Thank you. Good morning guys.

        Tom Hendrickson:    Hey, guy. How are you, Rick?

        Rick Nelson:    Good. Good. A question with regards to footwear comps and your promotional strategies there. Doug, are you likely to hop back into the bogo game going forward?

        Doug Morton:    We're likely to hop back in strategically, Rick. There were two things that were going on. First, I think it got over-used in the sector. Maybe we overused it as much as anyone, and it became fairly clear to us that as we ran those events in 2002 that instead of getting a positive gross margin dollar trend out of the events, we were beginning to turn flat and negative and in fact, we will probably add some more bogo events, nothing like we had been in the past, but probably at strategic times and in fact, we ran one on a very limited basis in some markets, three weeks ago, two weeks ago, and got a very nice improvement in gross margin dollars, and if we can do that, I'm happy to run them. If we run an event and spend this money and I get a decline in gross margin dollars, I'm not going to do them. In fact, that trend was going on in fourth quarter last year and continued into February this year, which is part of the reason we reduced our ad spending during the quarter, so I think the footwear business for us was very difficult in the quarter and what we're seeing is an improved trend. In some markets it's actually positive on very nice expansion in gross margin, and we think that the balance of the business will kind of stabilize through the spring and summer.

        We were also up against a quarter a year ago where our footwear business overall was positive 12 comps, and if you think about it, a big portion of that plus five comp business that we reported in Q1 of "02 was driven by footwear business being very strong, and it clearly reversed itself. But we are seeing significantly improved trends in the business. Footwear's probably still a little troublesome, but it's not a train wreck, and if you look at the balance of merchandise categories, frankly, it's the only part of the business that's really something that I would describe as difficult at all right now. So we think it's getting better. I've seen more or less a nearly ten point swing in improvement in the footwear business, and it's been getting better basically every week, but it was a category overall that was running down what I would describe as mid-teens during the quarter, and is now running down kind of mid-single digits, but it's almost the only thing in our merchandise hierarchy that's negative, so I think as we continue improve that business—we don't think it's content, and our inventories there are actually very clean—but it was traffic and maybe the discontinuation of bogo.

        Rick Nelson:    I also wanted to follow up on your comments about the transition team and as it relates to synergies. What are you learning there and where are the additional synergies coming?

        Doug Morton:    I don't think we're ready to comment on it. I will say there's more there we think than we were able to define in the pre-contract signing period and we're finding them under all kinds of rocks, like freight and other places, so as we get there, we're going to give the street I think a very clear view on what they are, but we've done this a couple times. I think we know a lot of places to go look and really, as you all know, we're not able because of the regulatory issue, to look at the margin with expansion potential in the business today, and that process has begun with a clean team, so we expect to be able to shorten some of these improved merchandise mix performance of the business going forward because we'll be able to have that data that we need to make assortment decisions really delivered to us right after we close the transactions. After Oshman's, that was probably a hundred day process, so we think that there's a lot of value to be created here, and probably I'm more excited about the transaction in terms of value creation than I was three months ago, and we continue to find nothing but opportunity here.

        Tom Hendrickson:    Yeah, the good news there, Rick, is that when you first are looking at these kind of transactions, you're making a lot of tops down assumptions about what you think the expense savings are going to be, and I'll tell from an expense side, just to piggyback on what Doug said, we've not seen anything yet that would tell us that we were overly aggressive in our assumptions, so I think that that's the good news.

        Rick Nelson:    Any comment on inventories in light of the sales shortfall in the first quarter?

        Doug Morton:    Inventory per square foot in both spring goods and fall goods is down. We're very comfortable with our inventory positions. I think, frankly, a lot of that has to do with our use of our replenishment systems and when sales shortfalls come, the systems don't replenish, but we think we're in great shape going into Father's Day. In fact, I think about the business and how we were prepared for Father's Day and some of those spring businesses, we're in better shape than we were before, and I think our promotional plan for June and July is very solid so, I think they have an inventory reduction of mid 1 1/2% range on a per square foot basis during our quarter where we had a big decline in top line, really tells you that we managed, I think, managed inventories very well. Our margin expansion frankly is coming from the fact that our inventories are cleaner and there are fewer old age goods in the business today than there were a year ago, and that continues to be a common thread that I think that's gone on the business for over two years now, and we're committed to reducing and we've got a very aggressive mark down cycle on businesses that have risks around them and I'm pretty comfortable with where we're at. It's not... we came out of the winter season, as I mentioned in the last call I think—given the difficulty of that business, the warm weather we had—in great shape, and I think that we're in good shape to go forward with a strong margin performance and good promotional activities during the second quarter.

        Tom Hendrickson:    I think, just follow up on that Rick, the bottom line is at the end of the second quarter, we also expect inventories on a per square foot basis to be down about 3, so we've not lost our focus on being down 3 to 5% on a per square foot basis going forward. It's just in the first quarter with that kind of a sales miss, obviously you couldn't hit the 3 to 5.

        Rick Nelson:    Thank you.

        Operator:    Thank you. Our next question is coming from Brent Rystrom of Piper Jaffray.

        Brent Rystrom:    Good morning. Could you qualify kind of what your comments about the second quarter are implying? I think as I look at the consensuses, most of the people are looking for essentially a flat, slightly negative comp, and EPS is 48 cents. Are you seeing that you're feeling not confident, but comfortable how you're trending towards that?

        Tom Hendrickson:    You're not hearing different from us, Brent, than what we gave in guidance, other than the fact that we feel comfortable with the way business trends have started to kind of stabilize and turn around.

        Brent Rystrom:    All right. So relative to the consensus, you feel comfortable?

        Doug & Tom:    Yup.

        Brent Rystrom:    Secondly, Doug, you gave a great statistic on, I believe you said, 13% of sales, I forget was it just the month of June or June and July, came from the camping and fishing?

        Doug Morton:    Unhuh.

        Brent Rystrom:    There was a 13% sales decline last year in this category during the...

        Doug Morton:    Yes, those two categories represent...

        Tom Hendrickson:    It was about a 3 1/2 million dollars during that period.

        Doug Morton:    ..4 million bucks. They represent around...

        Brent Rystrom:    1 1/2% sales? I'm sorry?

        Doug Morton:    They represent around 10% of the business in the quarter, and June in fact is our number one camping volume month and July is number two, so...

        Brent Rystrom:    As a quick reminder, in particular, when I look at your markets that were most susceptible, Rocky Mountain, Pacific Northwest, and California—all of those markets seem to be getting good moisture right now. Is that correct?

        Doug Morton:    We do believe that and we like it a lot.

        Tom Hendrickson:    That five feet of snow was bad when it hit in March, but I tell you, it's nothing but good news as you progress through the year.

        Doug Morton:    By the way, all of those businesses that we're talking about are basically turning positive today, and the real impact on those businesses didn't start until about ten days from now, I think, so we see good things ahead there. Our inventories are in good shape. We're very focused. We got some parts of those businesses, like the Coleman camp equipment, the chair and furniture business, which is on fire, and Memorial Day is a big kick off for some of the other portions of that business, like appliances and packs and sleeping bags and tents and we've seen good trends. We've got a couple of strongly trending businesses that were not trending strongly in the prior year and our tent business, as an example, is very, very strong right now, so I'm very optimistic about the business right now, but I'm cautious about the business given the volatility that we had during the first quarter and frankly the impact of the war and a bunch of other things.

        We track our business during the day on a sales per hour basis, and once the war started—I don't want to call it CNN effect—but we clearly had a decline in our evening business, three to nine o'clock, which accounts for 60% of our total revenues on a normal day, and that was a big, big impact on our business. We looked pretty normal until three o'clock and after three o'clock when people went home and kind of nested and sat and watched television, or did whatever they were doing during the war, we saw big declines in our performance, so if things stay normal and we don't get too crazy or something too crazy in the economy doesn't happen or world events, it doesn't happen, I'm pretty optimistic about the business.

        Brent Rystrom:    And then two final questions. The first is related to your openings. I'm just curious is there a particular regional concentration. Are they new markets or infill? And then how many small stores?

        Doug Morton:    No small stores. They are infills, the first two stores that'll open in Q2 are in Illinois and then we've got a store opening in Phoenix.

        Tom Hendrickson:    And two in Texas.

        Doug Morton:    Two in Texas.

        Tom Hendrickson:    Second quarter, two of them in Arizona. In the third quarter, two in Colorado, three in California, and three in St. Louis.

        Brent Rystrom:    So, all of them basically infills?

        Doug Morton:    Yeah. St. Louis wouldn't be an infill, but it will be after we close The Sports Authority transaction. It was a new market that we intended to enter. It will be more of an addition and value creation in The Sports Authority transaction because they're great locations, with infill to Sports Authority's current store position in St. Louis, so we're very excited about those openings today, and in fact we hope that the transaction closes and those will open as Sports Authority stores in the third and fourth quarter.

        Brent Rystrom:    And final question. You had mentioned, I believe, that exercise equipment was doing well for you?

        Doug Morton:    Yes.

        Brent Rystrom;    What's driving that? What are the couple of things that are really the hot things right now?

        Doug Morton:    Well, you know, as we mentioned earlier, we have begun to sell Bowflex and Schwinn Bowflex at retail. We're very excited about that opportunity and it's working very well. We also...

        Brent Rystorm:    Can you tell me real quickly what the price points are on that?

        Doug Morton:    Well, the price point on the regular Boflex starts at $999 and then there are additional items that are added onto it, and the Schwinn Bowflex is more of a complete package at 800 dollars retail, and one thing that we did see was a decline in those larger ticket transactions, machines and treadmills, etc. during the first quarter. We have seen a much more vibrant approach to that business from the consumer recently and the treadmill business and the gym business has come back nicely, so we're very optimistic and the exercise business has been strong for almost the three-four weeks. And we're fairly optimistic that'll continue through the spring, and we're very excited about some of the businesses that were in there.

        Brent Rystrom:    Thanks guys.

        Doug Morton:    Thank you.

        Operator:    Thank you. Our next question is come from David MaGee of Sun Trust Robinson Humphrey.

        David MaGee:    Yeah, hi. Good morning.

        Doug & Tom:    Hey, David.

        David MaGee:    A couple of questions, please. First, Tom, could you be a little more specific with regards to the cost, I guess, that you were able to control so well in the first quarter, and I guess, where I'm headed is, are there any implications for the second quarter if you were to maintain a very tight cost control like that? Are you still in the same kind of stance as we go into the second quarter?

        Tom Hendrickson:    Yeah, absolutely, David, we are. And again, the only difference being in the gross advertising. I'll tell you, I wouldn't get into specifics as to where we cut, but we clearly took a tighter rein on costs until we saw the top line pop. We've taken the same approach going into the second quarter, with one exception, and that was the gross advertising spend, whereas in the first quarter, to Doug's point, we quit spending when we didn't see the pop. What we've seen in the second quarter when we've gone out with some of these ads, we've seen a nice pop, and so I think we're going to be little bit more aggressive in the second quarter in terms of trying to help drive the top line. But other than that, the other variable expenses, we've taken a very strong approach to them again in Q2, just the kind of watch and see where the sales go.

        David MaGee:    So, you could have actually a very good quarter if you maintain that very tight cost control and the sales that picked up recently have stayed?

        Tom Hendrickson:    Yeah, the key will be just what happens to the trend going forward. I mean, again, one thing about us is the first week of May was a little tougher, the last eleven, twelve days have actually been pretty decent and the good news for us again is that the margin expansion the last eleven, twelve days has been pretty decent, so I mean that's going to be the key for us, is just as we progress throughout this quarter, does it maintain. To Doug's point, we're not seeing the volatility on a day by day basis that we saw in Q1. We've come in here some days in Q1 and we could be down double digits and a week later be up two. And this has been pretty stable for us.

        Doug Morton:    And you know, David, when you look at the business's like spring businesses, like our, basically our floors would be third week from fourth week of March were set for spring, and as we experienced some of the colder weather trends in April—I mean it snowed in Denver, I think the Saturday before Easter we got six inches of snow. It's pretty crazy. People just weren't buying those spring businesses and our apparel businesses have been rock solid, growing nicely on nice margin expansion, and especially for the last week or two, and really tells me that maybe the consumers are back and spring is going to happen and they're ready for summer. So the summer businesses are clearly kicking in and with that comes a lot of great margin performance because our product brand in the apparel business is really helping us to enhance the margin there. Nike in the apparel business is performing very, very well, and we see some nice trends and some things that are real margin drivers in some of the hard lines businesses that were difficult a year ago and difficult in the first quarter seem pretty strong.

        David MaGee:    And then secondly, as you see the better trends here of late, are you seeing all the regions contributing to that up tick in the sales trend?

        Tom Hendrickson:    Yeah, you really are, and I'll tell you, David, probably the struggler has been in this Rocky Mountain region. If you look at probably a week ago, it was still tough, but the highs on a day's end were 48 degrees, and we've got about two weeks ahead of now in the mid-seventies, and I'll tell you, there's no mystery why business all of a sudden starts to turn around.

        Doug Morton:    Yeah, business has been... I mean it was... we had a low of 28 in Denver on Monday night, and they thought it was going to snow again, so it's been... the Rocky Mountain's been clearly the toughest market. The most consistent performers has clearly been the Midwest, Chicago, Minnesota, and California. They've been very strong and strong across a broad range of businesses, and we think that bodes well for us.

        David MaGee:    Are you seeing Texas increase as well, sequentially?

        Doug Morton:    Oh yeah. Absolutely.

        David MaGee:    Great. Thanks a lot.

        Operator:    Thank you. Our next question is coming from David Sachs of Hockey Capital.

        LeVonne Bonreden (sp?):    Actually, it's LeVonne Bonreden from Hockey Capital.

        Speaker:    Hi LeVonne?

        LeVonne Bonreden:    Hi. How are you guys doing?

        Speaker:    Good.

        LeVonne Bonreden:    I want to follow up on the comments you were making about footwear with the bogo promotions and the effect on gross margin. I just want to make sure I understood that.

        Doug Morton:    Basically what was happening is we were getting some top line impact, but the margin impact as we looked at the bogo events in the latter half of last year was our gross margin dollars were coming down from the events, and so we ran one in February, got the same effect, and basically it just didn't appear that we were getting enough bang for the buck out of those bogo events at that point in time, so we basically discontinued them. We also thought that consumer may have gotten a little stale with them, and we ran one two weeks ago that was very positive. We ran it in a very small number of markets to see what would happen, and we have excluded some vendors from the bogo events, so we got a top line bounce from it and a nice gross margin expansion from it, so you'll see us use it strategically probably going forward and we'll probably continue to exclude specific vendors from the events.

        Tom Hendrickson:    Maybe getting back to the point, if you look in first quarter, we did seven of those bogo events the prior year and we did none in the first quarter of this year, so it really kind of gives you an idea. It maybe got a little overused out in the industry for a while, but it can be an effective way if used strategically to help drive business.

        Lvonne Bonreden:    Okay. And in terms of just trying to understand, just the footwear in general—obviously the category's down a lot—is there something else going on? If you guys think about, obviously you had some weather issues. Is there any way to kind of bifurcate that down or break it down a little bit more in terms of how much you think was affected by weather and how much you kind of think may have been just the consumer not spending?

        Doug Morton:    Boy, I don't know. I mean it was really a mystery. The reason for a lot of effects on the footwear business, there's some other channels that some of our vendors have stuffed a lot of product into and places where product from some of our vendors wasn't normally available in a big way, or we have product available. We think we're getting squeezed from the bottom a little bit, but generally we have some brands that are performing pretty well and there are some brands that aren't performing and I think running still continues to be a strength. Asics as a brand is very strong for us, up mid-teen in terms of business for the quarter, and some of the other businesses just weren't quite as strong. I think it was some weather, some lack of demand, some lack of new product, and then getting off of bogo. We may have lost some of those consumers that wanted to come in and buy two pairs of shoes for their family to other retailers that were still doing that.

        Lvonne B:    Right, okay. Thank you.

        Doug Morton:    Thank you.

        Tom Hendrickson:    You bet.

        Operator:    Thank you. Our next question is coming from Ron Chez, who's an investor.

        Ron Chez:    Just a question about the new stores. And good morning.

        Speakers:    Good morning, Ron.

        Ron Chez:    The new stores that have been opened, how have they been trending?

        Doug Morton:    On plan. We're happy with our new store openings. I'm very excited about the stuff we've got going this year. A couple of stores in Chicago opening this year, Phoenix. As we indicated after we did the Oshman's transaction, we were going to backfill that market. Well now we're backfilling into a market that's got both Oshman's stores and we hope the Sports Authorities stores as we close, so probably more value creation from those locations. We've got sites in Phoenix and Scottsdale, Guildford and Chandler opening this year—all frankly great stores for us and stores that will fit nicely into the new network as we move forward into the balance of the year. We've got a couple stores in Colorado, one in Parker, which is a kind of out suburb of Denver, and one in Avon, Colorado, which is basically Beaver Creek, and as we've always indicated, we would continue to strategically open stores in the mountains. They're very productive for us and allow us an excellent strategy for our winter business. Avon is an opportunity for us to put a large format store on the mountains—thirty thousand square feet. It will be our second large one. The first one is nearly the most profitable store in our company, so we're very excited about that and the balance of the stores are really again backfills. Lakeline, Texas, Tech Ridge, Avondale, Arizona—which will open in August—Gilbert. Some California businesses. We're happy to report we got a new store going into Union City, California, and in San Francisco. Corona, California in the fourth quarter and then the three St. Louis stores which will open in November, which we think are great and we are happy to see them open. We hope they as the transaction closes, will all open as Sports Authority stores, and it'll be a nice fit and give us a very strong presence in that market, which is very active from a sports standpoint.

        Ron Chez:    One more question about merger benefits or perspective benefits. You continue to feel good about the benefits from private label opportunities as you go forward?

        Doug Morton:    We absolutely do, Ron (inaudible) echo here, but we really haven't had the opportunity to delve into merchandise performance any further than private brand at a gross level. We know our private brand's contributing strongly to our bottom line. We're very, very happy with the performance of Alpine Design as a brand and the margin expansion we've got from it. I looked at the spring product that's in our stores today, and I think it's very strong, and Ron, if you were around our stores a lot, I'd invite you to walk in and look at some of the active wear and the rain wear in Alpine Design. So we think the private brand expansion handled rationally and not grown beyond the penetration of around 10% of the business is going to be fabulous. We are a branded retailer. Brands are important to us. We think that the opportunity for us to build a house brand in specific areas and give the consumer value and expand our margins is very important, but we live and die on the major brands that we have relationships with, and it's very important to us, and we will never become, as long as I'm here, private label penetration north of 10%.

        Ron Chez:    Which represents though a significant step up from where Gart's in now?

        Doug Morton:    That's correct. Gart's is around 3% today.

        Ron Chez:    Okay, thank you.

        Doug Morton:    Thank you.

        Operator:    Thank you. Our next question is coming from Joan Storms of Wedbush Morgan.

        Joan Storms:    Hi, good morning.

        Doug & Tom:    Hi Joan.

        Joan Storms:    Tom, could you give the store openings by quarter for the remainder of the year again? I missed that.

        Tom Hendrickson:    Yeah. Where we've got them, Joan, is there's five in the second quarter, two in the third quarter, and then eight in fourth quarter.

        Joan Storms:    Okay, and then as what I gathered from what you said earlier, towards the end of the year once you merge with Sports Authority, some of those openings will just be named The Sports Authority?

        Doug Morton:    Yeah, we actually think that the markets where were opening, Joan, that have Sports Authority stores in them, as long as they don't open two weeks after the transaction closes, we're going to make every attempt at appropriately opening them under the brand that we intend to go forward with in that marketplace. In St. Louis, for example, will be The Sports Authority. All of those stores we are planning on re-branding to The Sports Authority as soon as the transactions closed, and there're be a nice backfill into that marketplace. And if they appropriately fit into the post-closing time frame, they'll open under the right name plate.

        Joan Storms:    Okay and then...

        Doug Morton:    Which we think is a dynamite opportunity because it gives you some early synergy creation for this transaction that we might not have otherwise gotten.

        Joan Storms:    Okay, and then you've talked about being more aggressive in your advertising. What form will that take in particular in the second quarter?

        Doug Morton:    Second quarter is just more messaging to the consumer, a more aggressive marketing approach around Father's Day. I don't think what are message is that we're going to take margins down, because we're not. What we are going to do is ramp up the consumer messages because in the first quarter we really weren't getting a response from them, and as we began to see a lack of return out of our advertising efforts in late March, we began to seriously examine the return on the efforts, and if you look at April, the latter part of April, or nearly the three lowest volume weeks of the year for us, and we strategically chose to remove some marketing efforts there because it was actually a positively impactful to the bottom line, we felt, and we're seeing positive reaction from our marketing efforts today and as long as that continues, we'll continue to advertise when we think there's an opportunity in this quarter to actually increase exposures and improve the bottom line, then we're going to do that.

        Joan Storms:    Is that a combination of newspaper inserts, ROP's, radio—things like that?

        Doug Morton:    During this quarter it's a combination of newspaper inserts—from an expansion standpoint, a little different look for us in some of the inserts—and some radio around Father's Day, yes.

        Joan Storms:    Is there any way you can quantify or separate out the impact on comps from the Denver snowstorm?

        Tom Hendrickson:    Well that's a tough one, but I'll tell you, Joan, let's say it's a third of the comp decrease, because it really kind of becomes a question as to how much of the April impact was still due to the snowstorms in March and all I can tell you is that as the weather has gotten better and it's dried out a little bit now, I think what you're seeing is you're seeing a kind of reverting back to normalized kind of sales patterns for us. So it is hard for us to really put an impact to how much of it was war, how much of it was Denver. Olympics was a little bit easier for us, but there was a lot of factors, and we're not trying to get into "excuse-itis" here, because it may sound like it with everything happening first quarter. All I can tell you is we're happy the quarter's done. We're happy we're able to deliver 18 cents a share, and we're on to Q2.

        Doug Morton:    I feel that the snowstorm... look, the snowstorm was very impactful. You basically had Antarctica here for a week or ten days, and even though after the first snow melted, people began to move around, once night hit, the streets turned into sheets of bumpy ice and residential streets you really couldn't move through easily and people just didn't get out. So we had stores closed for three days. We had actually the roof of the corporate offices was nearly ready to collapse, and so we were out of here for three days while we had the roof shoveled off, and it was an interesting time in Denver. It was a strange snowstorm and one that they call a hundred year storm which means I won't be around for the next one.

        Tom Hendrickson:    But the hard part on this one, Joan, again just as... with baseball being 10% of our business in the first quarter and that sounds like a huge number. It is a huge number. And to have that business as soft as it was in this area and to have cleated footwear business be that tough in the first quarter, it just tells you that once storm was over man, there was still nobody looking at those kind of business categories. Now, as a follow up to what we said earlier too, the good news is even through it was kind of short term suffering, the good news is that it has added an awful lot of moisture to this area which was really needed because it was again, to Doug's point, it was in June and July last year that these fires and drought and everything else happened. I think we're going to have a fairly normal weather at least going into the second half of this year which would be good.

        Joan Storms:    Okay, great. Thank you very much.

        Doug & Tom:    Thanks, Joan.

        Operator:    Once again, to ask a question, please dial the numbers 1, followed by 4, on your touchtone phone at this time.

        Our next question is a follow up coming from Brent Rystrom of Piper Jaffray.

        Brent Rystrom:    If you could clarify. Earlier you had mentioned the improving gross margin trends. Are you talking sequentially from the first quarter or the gross margin trends on a year-over-year basis also?

        Tom Hendrickson:    That's what we're talking about is year-over-year, Brent, and it really -that's the good news, especially over the last eleven or twelve days.

        Doug Morton:    It's also sequentially from the first quarter. When you look at this period, it's a higher margin run rate period for us than Q1 is anyway. We're seeing big improvements from both. Brent, if you look at Q1, you've got the liquidation, so the winter carry over going on which does impact margins, especially March and April, so margins are frankly as good as I've ever seen them in this company right now, so that's a pretty good news for us right now.

        Brent Rystrom:    Thank you.

        Operator:    Gentlemen, there are no further questions. I turn the floor back over to you for any closing comments.

        Doug Morton:    Again, thank you all for joining the call. We're looking forward to closing The Sports Authority transaction late in this quarter or early in the third quarter, we hope in this quarter frankly, and we look forward to speaking to you after our second quarter and hopefully sooner than that to give you guidance on the balance of the year of The Sports Authority combination. Thank you again.

        Operator:    Thank you. This does conclude today's teleconference. You may disconnect your lines at this time and have a great day.

        The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

        GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH HAVE BEEN AND WILL CONTINUE TO BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed below.

        Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus which has been filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart Sport's Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS

Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
aelliott@gartsports.com

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer
and Chief Financial Officer
T: 954-677-6360